FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	BBVA Francés reports consolidated first quarter earnings for fiscal year 2018.

Buenos Aires, June 1, 2018 - BBVA Francés (NYSE: BFR.N; BCBA:

FRA.BA; LATIBEX: BFR.LA) reports consolidated first quarter results for the January-December 2018 fiscal year.

The consolidated financial statements as of March 31, 2018 are the first quarterly financial statements presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (“financial statements under IFRS regulations”). For comparative purposes, the amounts for previous quarters included in the text are presented in accordance with IFRS, but the amounts included in the tables remain in the same format as presented for last quarter of 2017.

Highlights of the Quarter

•	BBVA Francés reached a net income in the first quarter of 2018 of AR$ 1,545.3 million, 18.9% lower than the net income registered in the previous quarter and 178.3% higher compared to the first quarter of 2017, in both cases restated for comparative purposes.

•	The previous quarter’s net income restated for IFRS (AR$ 1,905 million vs AR$ 1,420 million previously released) is mainly explained by a lower deferred income tax charge, due to the application of the reduced income tax rate approved by Congress last December.

•	The ROA, return on assets, reached 2.9% and the ROE, return on equity was 20.3% compared to 2.8% and 22.2%, respectively in the previous quarter, without considering the IFRS adjustment. It is important to mention that the equity increase originated mainly in the revaluation of real estate had a negative impact of approximately 300 bp in the ROE ratio.

•	Net financial income increased 6.6% compared to the previous quarter and 52% in the last twelve months, mainly due to the higher volume of activity.

•	Net income from services increased 1.3% during the first quarter of 2018 and 36.2% compared to the same quarter of 2017. The quarterly variation was mainly due to higher revenues from deposits and collections services, while credit and debit card fees decreased by 4.1% as a result of the reduction in the merchant discount rate partially offset by higher volume.

•	Administrative expenses grew 3.2% during the quarter and 25.8% compared to the same quarter of 2017, reaching an efficiency ratio of 57.4%, 150 bp lower that the restated ratio of the previous quarter.

•	The asset quality ratio (Non-Performing Loans/Total loans) stood at 0.72% with a coverage (Total allowances/NPL) of 250.5% as of March 31, 2018. The cost of risk was 1.32%, 1 bp lower than the previous quarter.

•	The private loan portfolio increased 8.9% during the first quarter of the year, in line with the market, and 69.4% in the last twelve months (vs 56% for the system). The performance of mortgages and consumer loans portfolios stood out during the quarter, increasing 31.9% and 16.5%; respectively.

•	Total deposits grew 3.9% during the quarter and 30.3% compared to the quarter ended March 31, 2017, both in line with the market.

•	As of March 31, 2018, BBVA Francés maintained a capital ratio of 15.7%, 100 bp over the level at December 31, 2017, which exceeds the minimum required by AR$ 15.6 billion.

•	As of March 31, 2018, liquid assets accounted for 38% of the Bank’s deposits.

•	The Bank continued to increase its client base, adding 133,600 net clients during the quarter; and reaching a total of 2.76 million clients.

Other events

•	The Annual Ordinary and Extraordinary Shareholders Meeting, held on April 10, 2018 approved a cash dividend payment for a total amount of AR$ 970 million, such payment was effective on May 9, 2018.

•	The Shareholders’ Meeting also approved an increase in the amount and extension of the global program of negotiable bonds form USD 750 million to USD 1,500 million, including the possibility of UVA denominated issuances and the creation of a global program of short-term debt securities with repayment terms of up to one year (the “VCPs”) for up to USD 250 million.

•	BBVA Francés decided to determine the income tax for the 2017 fiscal year, ending in May 2018, considering the effects of inflation. At the same time, a declarative action of certainty was presented, requesting the inapplicability of the rules that suspend the inflation adjustment, based on the confiscatory effect arising thereof. Furthermore, it is hereby informed that upon request by the BCRA, in its memorandum dated May 29, 2017, with regard to the Income Tax Affidavit corresponding to the 2016 fiscal year. BBVA Francés established a AR$ 1,021.5 million provision to cover the possible contingency derived from the decision adopted concerning 2017 fiscal year Income Tax.

Regulatory Changes

•	In May 2018, the BCRA established ,through its Communication “A” 6501 , that as of May 7, 2018 the Net Global FX position when converted to pesos at the applicable exchange rate on a daily basis cannot be greater than 10% of the previous month integrated capital (RPC) or the Bank’s own liquid assets, whichever is less.

•	The BCRA also established that for the period May-July 2018, compliance with the minimum cash requirement will be made on a quarterly basis. For the month of May, compliance with the minimum daily requirement was eliminated.

Economic Environment

		Quarter ended
Main Macroeconomic figures		03-31-18	12-31-17	03-31-17
GDP	var % y/y	n/d	3.9%	0.4%
Inflation (1)	var % y/y	25.3%	24.8%	32.2%
End of period	var % q/q	6.6%	6.1%	6.1%
CER	Quarterly adjustment	7.0%	5.0%	4.6%
Exchange Rate	Pesos x US$	20.14	18.77	15.38
Reserves	US$	61,726	55,055	50,522
Fiscal Balance	Primary - billion of $	(31,001)	(181,763)	(41,344)
Trade Balance	US$ (billion)	(2,500)	(3,311)	(1,179)
Total Private Loans	var % q/q	8.8%	14.2%	5.7%
	var % y/y	56.2%	51.7%	35.6%
Total Private Deposits	var % q/q	3.4%	14.2%	1.8%
	var % y/y	31.3%	29.2%	38.5%
Badlar interest rate	Weighted avg. quarterly	22.8%	22.4%	19.8%

(1)	IPC National since 1Q 17

Presentation of the Information

•	The consolidated financial statements as of March 31, 2018 are the first quarterly financial statements presented in accordance with Communication “A” 6114 of the Central Bank of Argentina (BCRA) (financial statements under IFRS regulations). For comparative purposes, the amounts for previous quarters included in the text are presented in accordance with IFRS, but the amounts included in the tables remain in the same format as presented for the last quarter of 2017.

•	The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Francés (Volkswagen Financial Services, Francés Valores and Francés Administradora de Inversiones). As of this quarter, the Bank’s share interest in PSA Finance is no longer disclosed on a consolidated basis but is shown as “Investments in Other Companies” (recorded under the equity method), and the corresponding results are included in “Income from Equity Investments”, as Rombo Compañia Financiera.

•	The balances in foreign currency as of March 31, 2018 were converted into pesos at the reference exchange rate published by the BCRA for that date (AR$ 20.14/USD).

•	The information in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Disclaimer

This press release contains or may contain forward-looking statements, including but not limited to estimates of the prospects for the Argentine economy, BBVA Francés’ earnings, business plans, expense and operational structure adjustments, capitalization plan, and trends affecting BBVA Francés’ financial condition and results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) macroeconomic, regulatory or political changes; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) changes in the markets for BBVA Francés’ products and services; (4) increasing competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of BBVA Francés. These forward-looking statements on future events referring only to the date of the document should be taken cautiously. It is advisable to consult the Bank’s Financial Statements and all the documents filed from time to time with the Argentine Securities and Exchange Commission (“CNV”) and the Buenos Aires Stock Exchange.

Quarterly Results

Condensed Income Statement (1)	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
In thousands of $ except income per share, ADS	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Net Financial Income	5,522,263	5,181,930	3,628,743	6.6%	52.2%
Provision for loan losses	(526,051)	(372,954)	(314,425)	41.0%	67.3%
Net income from services	859,786	848,740	631,398	1.3%	36.2%
Administrative expenses	(3,663,781)	(3,550,414)	(2,912,140)	3.2%	25.8%
Operating income	2,192,217	2,107,302	1,033,576	4.0%	112.1%
Income (Loss) from equity investments	39,877	52,077	72,856	-23.4%	-45.3%
Other Income/Expenses	(3,226)	(165,607)	(299,000)	98.1%	n/a
Income Tax / Minimum Presumed Tax	(662,724)	(78,771)	(243,885)	741.3%	171.7%
Net income for the period	1,566,144	1,915,001	563,547	-18.2%	177.9%
Income (Loss) from Minority interest	20,846	9,956	8,372	109.4%	149.0%
Net income	1,545,298	1,905,045	555,175	-18.9%	178.3%
Net income per share (2)	2.52	3.11	1.03	-18.9%	143.9%
Net income per ADS (3)	7.57	9.33	3.10	-18.9%	143.9%
Other comprehensive incomes	5,175	16,213	(6,414)	-68.1%	-180.7%

Total comprehensive net income	1,550,473	1,921,258	548,761	-19.3%	182.5%

(1)	Exchange rate: AR$ 20.14 Ps = 1 USD
(2)	Assumes 612,659,638 ordinary shares for the third and fourth quarter of 2017 and 536,877,850 for the rest of the
(3)	Each ADS represents three ordinary shares

In the first quarter of 2018, BBVA Francés reached a net income of AR$ 1,545.3 million, registering a decrease of 18.9% decrease compare to the previous quarter and a 178.3% increase compared to the first quarter of 2017.

The previous quarter’s net income restated to IFRS (AR$ 1,905 million vs AR$ 1,420 million previously released) is mainly explained by a lower deferred income tax charge, due to the application of the reduced income tax rate approved by Congress last December.

Regarding the restated net income for the first quarter of 2017, it reached AR$ 555.2 million compared to the AR$ 1,605.7 million released twelve months before, mainly due to the inclusion of a provision of AR$ 1,186 million; provision due to the gain originated by the inflation adjustment application on the 2016 income tax calculation, such provision was previously recorded in the second quarter of 2017.

				% Quarter ended 12/31/17
Main figures	Quarter ended			vs quarter ended
	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
ROA (Average Assets) (1)	2.9%	3.8%	1.4%	-24.4%	106.0%
ROE (Average Shareholders’ Equity) (1)	20.3%	25.9%	12.7%	-21.7%	59.9%
NIM	12.3%	12.6%	14.0%	-1.8%	-12.1%
Net fee income / Net operating Income (2)	13.5%	14.1%	14.8%	-4.3%	-9.1%
Coverage ratio (3)	23.5%	23.9%	21.7%	-1.8%	8.2%
Efficiency ratio (4)	57.4%	58.9%	68.4%	-2.5%	-16.0%

(1) Annualized, without considering the extraordinary results corresponding to 1st and 2nd quarter 2017.

(2) Net interest Margin: Financial Income-Financial Expenses (include Gross Income Tax and SEDESA) / Average Interest-Earning Assets (net of foreign exchange difference)

(3) Net income from services / Adm.Expenses

(4) Adm.Expenses / (Net financial income + Net income from services)

During the first quarter of 2018, the annualized return on assets (ROA) reached 2.9% compared to 2.8% published in the fourth quarter of 2017 (restated to 3.8% under IFRS), while return on equity (ROE) was 20.3% compared to 22.3% published in the previous quarter (restated to 25.9% under

IFRS) although it should be noted that the increase in equity due to revaluation of the Bank’s real estate properties from the application of IFRS had a negative impact of approximately 300 bp in the ROE ratio.

Net Financial Income

Net financial income	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(in thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Financial Income	8,920,787	7,825,343	5,750,791	14.0%	55.1%
Income from financial intermediation	6,294,049	5,640,746	4,488,627	11.6%	40.2%
CER adjustment	44,416	96,200	95,932	-53.8%	-53.7%
UVA adjustment	287,997	92,247	4,353	212.2%	6516.1%
Income Securities and short term inv.	1,275,235	995,171	597,346	28.1%	113.5%
Foreign exchange difference	695,269	727,711	306,126	-4.5%	127.1%
Others	323,821	273,268	258,407	18.5%	25.3%
Financial Expenses	-3,398,524	-2,643,413	-2,122,048	28.6%	60.2%
Net Financial Income	5,522,263	5,181,930	3,628,743	6.6%	52.2%

Net financial income grew by 6.6% compared to the previous quarter and 52.2% compared to the first quarter of 2017.

Financial income increased 14% during the first quarter mainly due to a higher volume of intermediation with the private sector, the UVA adjustment on the portfolio of private loans and higher income from public securities, whereas the foreign exchange difference decreased by 4.5%. Financial expenses grew 28.6% due to the increase in the interest rated for time deposits in pesos (240 bp) and a higher participation of these liabilities compared to sight accounts.

NIM

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $ + USD	03-31-18		12-31-17		03-31-17
(Averege in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	158,676,684	19.2%	140,720,279	18.7%	96,291,026	21.1%
Interest-Bearing Liabilities	124,753,037	8.9%	105,396,185	8.0%	80,036,663	8.7%
NIM without foreign exchange differences	12.34%		12.56%		14.03%

The net interest margin (NIM) excluding the results for foreign exchange difference decreased 22 bp in the quarter, from 12.56% to 12.34%, with a decline of 20 bp in the local currency and an increase of 26 bp in the USD balance.

The total NIM had a slight negative impact cost due to the currency mix, a consequence of a greater activity in USD compared to AR$.

The interest rate for time deposits in pesos registered an increase of 240 bp in the quarter due to their short term duration while the interest rates for loans increased by 140 bp, reflecting a higher average duration.

The following table shows return on assets and cost of liabilities by currency: in pesos and dollars.

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities $	03-31-18		12-31-17		03-31-17
(Average in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	116,214,892	25.3%	104,306,132	24.2%	79,754,949	24.9%
Public Bonds	17,074,738	27.1%	14,254,745	26.8%	10,195,793	25.7%
Loans	98,088,733	25.1%	82,344,943	23.7%	63,688,772	24.8%
Other interest-earning assets	1,051,420	21.9%	7,706,444	24.5%	5,870,383	24.6%
Interest-Bearing Liabilities	75,384,640	14.5%	65,213,962	12.9%	54,803,079	12.6%
Saving Accounts	26,907,592	0.2%	24,329,949	0.2%	19,404,565	0.2%
Time Deposits	40,548,320	21.5%	33,970,213	19.9%	32,364,738	19.2%
Current accounts with interest	5,420,745	21.7%	4,027,291	22.4%	389,255	15.4%
Debt Securities	1,902,136	26.2%	1,033,559	25.7%	1.670,383	23.4%
Other interest-bearing liabilities	2,121,619	25.5%	1,852,950	24.8%	974,137	21.8%
NIM $	15.81%		16.05%		16.58%

Interest-Earning Assets & Interest-Bearing			Quarter ended
Liabilities USD	03-31-18		12-31-17		03-31-17
(Averege in thouhand of AR$)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	42,461,792	3.3%	36,414,148	2.8%	16,536,078	2.6%
Public Bonds	10,059,974	3.9%	4,358,378	3.0%	2,882,160	3.0%
Loans	31,427,615	3.2%	25,623,737	2.7%	11,992,220	2.8%
Other interest-earning assets	974,023	1.2%	6,432,032	3.3%	1,661,698	0.5%
Interest-Bearing Liabilities	47,852,625	0.2%	40,207,601	0.1%	25,233,584	0.2%
Saving Accounts	38,552,881	0.0%	31,743,308	0.0%	18,699,704	0.0%
Time Deposits	8,279,777	0.8%	7,067,956	0.6%	6,151,515	0.4%
Current accounts with interest	642,250		1,122,036	0.2%	0	0.0%
Other interest-bearing liabilities	377,717	2.8%	274,301	2.7%	382,365	4.6%
NIM USD	2.83%		2.35%		1.76%

Income from Public and Private

Securities

Income from securities and short-term Investments	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(In thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Income Securities and short term inv.	1,275,235	995,171	597,346	28.1%	113.5%
Income Interest Margin	1,068,345	779,942	450,723	37.0%	137.0%
Bills and Notes from the Central Bank	1,023,584	769,870	373,836	33.0%	173.8%
Other bonds	44.761	10,072	76,887	344.4%	-41.8%
Income Financial Operations	72,765	126,916	114,066	-42.7%	36.2%
Bills and Notes from the Central Bank	22,570	34,043	18,608	-33.7%	-41.8%
Other bonds	50,196	92,873	95,458	-46.0%	-47.4%
Other fixed income securities	134,125	88,314	32,557	51.9%	312.0%
CER adjustment	44,416	96,200	95,932	-53.8%	-53.7%

The gross financial margin generated by assets of the public sector increased by 28.1% and 113.5% compared to the previous quarter and to the first quarter of 2017, respectively, mainly as a consequence of higher results generated by the Central Bank’s bills portfolio, basically due to a higher holding of these assets on average and higher interest rates.

During the quarter. The Bank sold the Bogar 20 portfolio, an inflation-adjusted bond, which totaled AR$ 1.5 billion as of December 2017.

Net Income from Services

Net income from services	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(in thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Net income from services	859,786	848,740	631,398	1.3%	36.2%
Service charge income	2,480,667	2,421,613	1,896,614	2.4%	30.8%
Service charges on deposits accounts	858,258	743,821	528,901	15.4%	62.3%
Credit cards and operations	702,739	732,608	629,466	-4.1%	11.6%
Insurance	167,575	161,271	168,532	3.9%	-0.6%
Capital markets and securities activities	15,383	22,231	16,783	-30.8%	-8.3%
Fees related to foreign trade	94,785	94,424	67,511	0.4%	40.4%
Safety deposit box	100,082	94,965	74,202	5.4%	34.9%
Services of collection	84,467	66,988	35,394	26.1%	138.6%
Generated by subsidiaries	113,398	99,247	70,900	14.3%	59.9%
Other fees	343,980	406,058	304,924	-15.3%	12.8%
Services Charge expense	(1,620,881)	(1,572,873)	(1,265,216)	3.1%	28.1%

Net income from services increased 1.3% compared to the previous quarter and 36.2% compared to the first quarter of 2017.

Service charge income grew 2.4% and 30.8% during the same periods, driven by an 15.4% increase in charges generated by deposit accounts as well as a 26.1% in charges generated by collection services, while credit cards fees decreased by 4.1% due to the decrease in the merchant discount rate, which was partially offset by a higher volume of activity. BBVA Francés increased its market share in consumption with VISA and Mastercard cards to 13.1% as of March 31, 2018, compared to 12.7% in December 2017.

Service charge expenses increased 3.1% during the quarter as the decline in the fees paid for our loyalty programs (-16%) were partially offset by higher processing fees.

Administrative Expenses

Administrative expenses	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(In thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Administrative expenses	(3,663,781)	(3,550,414)	(2,912,140)	3.2%	25.8%
Personnel expenses	(2,082,707)	(2,115,689)	(1,655,893)	-1.6%	25.8%
General expenses	(1,581,074)	(1.434,725)	(1,256,247)	10.2%	25.9%
Electricity and Communications	(64,192)	(46,873)	(51,758)	36.9%	24.0%
Advertising and Promotion	(112,503)	(113,582)	(82,019)	-0.9%	37.2%
Fees and external administrative services	(61,674)	(62,822)	(42,444)	-1.8%	45.3%
Taxes	(380,362)	(311,393)	(277,609)	22.1%	37.0%
Organization and development expenses	(30,221)	(31,274)	(24,827)	-3.4%	21.7%
Amortizations	(168,179)	(143,360)	(97,017)	16.9%	73.4%
Rents	(151,107)	(130,098)	(111,547)	16.1%	35.5%
Maintainance, conservation and repairs	(159,145)	(145,242)	(133,842)	9.6%	18.9%
Security Service	(77,006)	(78,239)	(71,101)	-1.6%	8.3%
Carriage of valuables	(163,315)	(178,757)	(164,900)	-8.6%	-1.0%
Other	(213,370)	(192,530)	(199,183)	10.8%	7.1%

Total Employees	6,075	6,082	6,219	-0.1%	-2.3%

Total Branches	251	251	252	0.0%	-0.4%

Administrative expenses increased 3.2% during the previous three months and 25.8% compared to the first quarter of 2017.

Personnel expenses decreased by 1.6% during the quarter. Although this line item already includes an advance for the salary increase corresponding to 2018, the decrease compared to the previous quarter is explained by the higher charges recorded in the 2017 fourth quarter as a result of the application of the trigger clause due to the difference between the 2017 24.8% inflation rate and the 19.5% cap set in the labor agreement with the union and other compensation originating from such agreement and paid during the period.

General expenses increased 10.2% compared to the previous quarter and 25.9% compared to the same quarter of 2017.

During the period, there were higher charges, mainly in municipal and debit and credit taxes (+22.1% vs previous quarter), due to higher volume of income and level of activity.

Other line items that performed above the average were amortizations, including technological investment and the revaluation of the Bank’s real estate assets, as well as electricity and communications, due to the increase in rates.

The carriage of valuables line continued to show a good evolution (-8.6%), as a result of improvements in the efficiency of processes introduced since the first half of 2017.

The efficiency ratio in the quarter reached 57.4%, showing an improvement of 150 bp compared to the previous quarter restated to IFRS.

Income from Equity Investments

Income from equity investments shows net income from related companies that are not consolidated. Over the first quarter of 2018, there was a AR$ 39.9 million profit that was recorded mainly due to the equity investment in PSA Finance, Rombo Compañía Financiera and Consolidar Seguros.

Balance and Activity

Loan portfolio

				Δ% Quarter ended 03-31-18 vs
Net loans	Quarter ended			quarter ended
(in thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Private & Financial sector loans in $	105,211,430	99,281,543	67,789,871	6.0%	55.2%
Advances	13,597,142	11,693,061	9,667,107	16.3%	40.7%
Discounted and purchased notes	16,630,923	17,160,671	9,472,353	-3.1%	75.6%
Consumer Mortgages	5,881,749	4,457,821	1,924,583	31.9%	205.6%
Car secured loans	4,844,257	4,539,300	3,272,969	6.7%	48.0%
Personal loans	19,376,800	16,638,201	10,737,654	16.5%	80.5%
Credit cards	30,062,625	28,544,070	21,911,156	5.3%	37.2%
Loans to financial sector	4,846,056	4,555,025	2,659,191	6.4%	82.2%
Other loans	9,197,815	11,125,057	7,890,462	-17.3%	16.6%
Other receivables	3,627,055	3,152,815	2,170,073	15.0%	67.1%
Unaccrued interest	(658,285)	(593,669)	(315,649)	10.9%	108.5%
Less: Allowance for loan losses	(2,194,707)	(1,990,809)	(1,600,028)	10.2%	37.2%
Private & Financial sector loans in FX	34,140,656	28,745,750	12,947,463	18.8%	163.7%
Advances	8,223	14,203	7,233	-42.1%	13.7%
Discounted and purchased notes	2,179,343	1,660,474	858,838	31.2%	153.8%
Credit cards	1,812,303	1,600,754	1,301,292	13.2%	39.3%
Loans to financial sector	103,379	94,089	128,411	n/a	n/a
Other loans	30,271,696	25,552,454	10,755,116	18.5%	181.5%
Other receivables	119,327	125,002	47,638	-4.5%	n/a
Less: Allowance for loan losses	(353,615)	(301,226)	(151,065)	17.4%	134.1%
Total Private Loans	139,352,086	128,027,293	80,737,334	8.8%	72.6%
Total loans to public sector	142	218	196	-34.9%	-27.6%
Net Total Loans net of other non resident loans	139,352,228	128,027,511	80,737,530	8.8%	72.6%
Other non resident loans (*)	84,600	63,394	34,064	33.5%	-94.6%
Net total loans	139,436,828	128,090,905	82,318,579	8.9%	69.4%

(*)	Correspond to balances related to overnight operations celebrated with foreign correspondent banks

As of March 31, 2018, the private sector loan portfolio totaled to AR$ 139.4 billion, increasing 8.9% during the quarter and 69.4% in the last twelve months. BBVA Frances maintained its 8.3% market share of loans during the quarter and increased 62 bp compared to the first quarter of 2017, including loans from associated companies (VW Financial Services, PSA Finance and Rombo Compañia Financiera).

Peso and dollar-denominated loans grew during the first quarter by 6% and 8.8%, respectively.

The performance of finance to individuals was a highlight during the period, increasing 11.1% during the quarter and 58.3% compared to the first quarter of 2017, driven mainly by the increase in mortgages and in personal loans, which grew 31.9% and 16.5% during the quarter and 205.6% and 80.5% in the year, respectively.

Commercial loans grew 7.3% in the last three months and 78.4% compared to the previous year, boosted by foreign currency loans (export firms) that increased 19.1% and 179.2%, respectively. Whereas in local currency it remained at similar level compared to the previous quarter, due to lower seasonal growth of this type of loans and amortization of the productive investment loans portfolio. Compared to the first quarter of the previous year, it grew 47.4%.

Public Sector Exposure

				Δ% Quarter ended 03-31-18 vs
Public Sector Exposure	Quarter Ended			quarter ended
(In thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Public Sector - National Government	9,929,970	11,331,010	6,467,265	-12.4%	53.5%
Public Sector - National Governments $	221,490	2.247,306	2,959,792	-90.1%	-92.5%
Public Sector - National Government USD	5,051,412	4,743,166	3,507,473	6.5%	44.0%
Repo National Goverment	4,657,069	4,340,538	—	7.3%	n/a
Bills and Notes from Central Bank	11,671,911	15,286,917	7,256,189	-23.6%	60.9%

Public Sector exposure $	11,893,400	17,534,223	10,215,981	-32.2%	16.4%
Public Sector exposure USD	296,606	647,131	481,995	-54.2%	-38.5%

Total Public Sector exposure	21,601,881	26,617,927	13,723,454	- 18.8%	57.4%

Private debt	296,606	647,131	481,995	-54.2%	-38.5%
Total Public and Private exposure	21,898,487	27,265,058	14,205,449	-19.7%	54.2%

Exposure to the Public Sector totaled AR$ 21.6 billion by the end of the year, showing a decrease of 18.8% or AR$ 5 billion, due to a lower portfolio of BCRA instruments for AR$ 3.5 billion and the sale of the Bogar 20 portfolio for AR$ 1.5 billion.

As of March 31, 2018, exposure to the National Government’s public debt totaled AR$ 9.9 billion, which accounted for 4.4% of the Bank’s total assets compared to 5.3% at the end of the previous quarter; 98% of such portfolio corresponds to investments in short term foreign currency assets with an average term of six months.

The exposure of the Central Bank bills and notes portfolio, amounted to AR$ 11.7 billion with an average term of one month.

Portfolio Quality

Asset quality ratios	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(In thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Non-performing loans (1)	1,017,379	873,007	680,628	16.5%	49.5%
Allowance for loan losses	(2,548,322)	(2,292,035)	(1,751,093)	11.2%	45.5%
Non-performing loans/net total loans	0.72%	0.67%	0.81%	7.0%	-11.5%
Non-performing priv. loans/net priv. loans	0.72%	0.67%	0.81%	7.0%	-11.5%
Allowance for loan losses/non-performing loans	250.48%	262.54%	257.28%	-4.6%	-2.6%
Allowance for loan losses/net total loans	1.79%	1.76%	2.08%	2.1%	-13.8%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”. “Deficient Servicing”. “High Insolvency Risk”. “Difficult Recovery”. “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

As of March 31, 2018, the asset quality ratio (non-performing loans/total loans) was 0.72%, with a coverage ratio (allowances/non-performing loans) of 250.5%.

The ratio increased 5 bp compared to the previous quarter due to some deterioration in the retail portfolio, whereas compared to the first quarter of 2017, the ratio reflected an improvement mainly due to the significant growth of the loan portfolio. The cost of risk reached 1.32%, a reduction of 1 bp compared to the previous quarter.

The following table shows the evolution of allowances for loan losses.

Evolution of provisions	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(In thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Balance at the beginning of the quarter	2,292,035	2,141,948	1,615,152	7.0%	41.9%
Increase/decrease	526,034	383,121	318,218	37.3%	65.3%
Increase/decrease-Foreign exchange diff.	22,159	24,445	(4,188)	-9.4%	629.1%
Aplications / Reversals	(291,906)	(257,479)	(178,089)	13.4%	63.9%
Balance at the end of the quarter	2,548,322	2,292,035	1,751,093	11.2%	45.5%

Deposits

Total deposits	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(In thousands of pesos)	03-31-18	12-31-17	03-31-17	31-12-17	31-03-17
Deposits $ denominated	102,343,549	99,585,301	82,194,610	2.8%	24.5%
Current accounts	24,518,461	24,815,717	21,468,037	-1.2%	14.2%
Saving accounts	31,971,917	35,134,581	23,201,860	-9.0%	37.8%
Time deposits	43,664,919	37,297,630	35,149,171	17.1%	24.2%
Peso denominated	40,678,320	36,829,241	34,949,912	10.5%	16.4%
CER adjusted time deposits	2,986,599	468,439	199,259	537.6%	n/a
Investment Accounts	—	—	85,194	n/a	n/a
Other	2,188,252	2,337,323	2,290,348	-6.4%	-4.5%
Deposits FX denominated	57,609,134	54,349,370	40,573,257	6.0%	42.0%
Current accounts	145,994	163,881	89,817	-10.9%	62.5%
Saving accounts	46,680,073	43,913,177	23,779,226	6.3%	96.3%
Time deposits	8,653,393	8,032,972	5,961,593	7.7%	45.2%
Other	2,129,674	2,239,340	10,742,621	-4.9%	-80.2%

Tolal deposits	159,952,683	153,934,671	122,767,867	3.9%	30.3%

As of March 31, 2018 total deposits amounted to AR$ 160 billion, growing 3.9% and 30.3% during the quarter and in the last twelve months, respectively, both in line with the market.

Sight accounts remained at similar level compared to the previous quarter, while it grew 50.7% in the last twelve months. On the other hand, time deposits grew 15.4% during the quarter and 27.3% in the year.

Deposits in pesos grew 2.8% in the quarter. Transactional deposits declined 5.8% mainly due to the seasonal decrease in savings accounts after the significant growth occurred in December as a consequence of the half-annual extra salary, while time deposits grew 17.1% due to higher balances in both retail and corporate deposits, with an outstanding performance of UVAs time deposits.

It is important to mention that even though BBVA Francés had launched the UVAs time deposits during 2017, these started to show a better performance since the first quarter of 2018, represented 7% of total time deposits in AR$.

Deposits in foreign currency grew 6% during the quarter reflecting the peso devaluation, and they account for 36% of the Bank’s total deposits.

Other Sources of Funds

Other funding sources	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(In thousands of pesos)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Lines from other banks	829,574	687,495	311,276	20.7%	166.5%
Senior Bonds	1,839,184	2,055,599	1,644,356	-10.5%	11.8%
Total other funding sources	2,668,758	2,743,094	1,955,632	-27%	36.5%

Mismatch of CER/UVA

	Quarter ended			Δ% Trim. finalizado 31/03/18 vs Trim.
(in thousands of pesos except percentages)	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
CER/UVA adjusted assets	6,034,055	4,956,165	2,616,315	21.7%	130.6%
- Public bond portfolio	446,478	1,589,929	2,418,040	-71.9%	-81.5%
- Private sector loans	4,957,098	2,883,960	146,371	71.9%	3286.7%
- Other credits	630,479	482,276	51,904	30.7%	1114.7%
CER/UVA adjusted deposits	3,013,094	479,195	196,426	528.8%	1434.0%
CER/UVA mismatch	3,020,961	4,476,970	2,419,889	-32.5%	24.8%

The mismatch between assets and liabilities adjustable for inflation decreased by AR$ 1,5 billion or 32.5% in the quarter, as a result of the sale of the Bogar 20 and the increased volume of UVAs deposits AR$ 2,5 million.

Capitalization

Central Bank Requirements	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
(In thousands of pesos)	03-31-18	12-31-17	03-31-17	31-12-17	31-03-17
CB Minimum Capital Requirements	17,026,890	15,653,816	11,206,375	8.8%	51.9%
Allocated to Asset at Risk	14,042,621	12,726,716	8,785.277	10.3%	59.8%
Market Risk	241,847	369,204	270,773	-34.5%	-10.7%
Operational Risk	2,742,422	2,557,896	2,150,325	7.2%	27.5%
Bank Capital	32,586,251	4,834,539	4,056,041	574.0%	703.4%
Ordinary Capital Level 1	32,314,108	369,204	270,773	8652.4%	11834.0%
Dedusctions Ordinary Capital Level 1	(2,203,850)	2,557,896	2,150,325	-186.2%	-202.5%
Capital Level 2	1,700,390	1,578,420	1,169,850	7.7%	45.4%
Aditional Capital Level 1	775,603	329,019	465,093	135.7%	66.8%
Excess over Required Capital	15,559,361	(10,819,277)	(7,150,334)	-243.8%	-317.6%
Excess as % of the capital required	91.4%	-69.1%	-63.8%	-232.2%	-243.2%
Risk weighted assets	207,723,520	191,039,187	136,881,200	8.7%	51.8%
Capital Ratio (Central Bank rules)	15.7%	14.7%	13.8%	7.0%	14.0%
TIER I	14.5%	13.7%	12.6%	6.0%	15.3%

BBVA Francés continues to show an adequate level of solvency. As of March 31, 2018 the capital ratio was 15.7%, 100 bp higher compared to the ratio of December 31, 2017, mainly due of the impact of the real estate revaluation (+200 bp) partially offset by a higher level of deductions, as a consequence of the incorporation of the liabilities balance of the deferred tax (-65 pb).

The ratio Tier 1 was 14.5%, and the excess of capital over the minimum required by the Central Banks of AR$ 15.6 billion.

Additional Information

	Quarter ended			Δ% Quarter ended 03-31-18 vs quarter ended
	03-31-18	12-31-17	03-31-17	12-31-17	03-31-17
Exchange rate $/USD	20.14	18.77	15.38	7.3%	31.0%
Quarterly CER adjustment	7.0%	5.0%	4.6%	41.3%	51.6%

Conference Call

On Monday June 4, 2018 at 12:30 p.m. (Argentine time) a conference call will be held to comment on the quarter’s results.

Those who wish to participate should contact the following numbers:

0800-444-2930 (from Argentina)

+ 1-844-413-3973 (from United States)

+ 1412-902-6509 (from other countries)

Conference ID: BBVA.

To access the webcast:

http://webcastlite.mziq.com/cover.html?webcastId=84b6e4df-9417-4325-9532-710beca472f6

To request the Replay, please call

+1-877-344-7529 (from United States)

+1-412-317-0088 (from other countries)

The replay will be available until June 14, 2018.

Replay Access code: 10119533

Internet

This Press Release is available on the web page of BBVA Francés.

www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Diego Cesarini

Financial Management and Investor Relations

dcesarini@bbva.com

BBVA Banco Francés S.A. and subsidiaries

BALANCE SHEET (in thousands of pesos)

Communication “A” 6114

	03-31-18	12-31-17	03-31-17
Cash and due from banks	36,917,931	38,235,942	40,964,989
Debt securities at fair value through other comprehensive income	1,162,994	5,798,747	1,391,025
Derivatives	168,314	142,745	81,098
Repurchase agreements	7,144,101	6,329,939	9,772,474
Other financial assets	7,142,873	2,631,498	8,018,682
Loans and other financial intermediation	139,436,828	128,090,905	82,318,579
Loans to the private & financial sector	139,436,686	128,090,687	82,318,424
Advances	13,605,365	11,707,264	9,674,340
Discounted and purchased notes	18,810,266	18,821,145	10,331,191
Secured with mortgages	5,881,749	4,457,821	1,924,583
Car secured loans	4,844,257	4,539,300	3,272,969
Personal loans	19,376,800	16,638,201	10,737,654
Credit cards	31,874,928	30,144,824	23,212,448
Loans to financial sector	4,949,435	4,649,114	2,787,602
Other (*)	39,554,111	36,740,905	20,226,668
Other receivables	3,746,382	3,277,817	2,217,711
Less: Unaccrued interest	(658,285)	(593,669)	(315,649)
Less: Allowance for loan losses	(2,548,322)	(2,292,035)	(1,751,093)
Public Sector loans	142	218	155
Other debt securities	15,578,336	16,298,649	12,534,538
Financial assets pledged as collateral	3,925,255	3,250,464	2,105,339
Current income tax assets	1,375	9,340	251,472
Investments in equity instruments	145,256	127,287	80,388
Investments in associates and joint ventures	921,199	889,436	901,008
Property, plant and equipment	9,024,411	9,419,862	8,352,186
Intangible assets	448,944	436,120	331,354
Deferred income tax asset	57,407	58,524	46,300
Other non financial assets	1,457,379	1,530,260	1,492,240
Non-current assets held for sale	741,840	196,379	—

Total Assets	224,274,443	213,446,097	168,641,672

Deposits	159,952,683	153,934,671	122,767,867
Current accounts	24,664,455	24,979,598	21,557,854
Saving accounts	78,651,990	79,047,758	46,981,086
Time deposits	52,318,312	45,330,652	41,110,764
Investment Accounts	—	—	85,194
Rescheduled deposits CEDROS	1,951	1,951	1,951
Other deposits	4,315,975	4,574,712	13,031,018
Derivatives	245,444	229,775	29,794
Repurchase agreements	579,184	285,410	—
Other financial liabilities	16,497,979	14,006,153	14,760,011
Financing received the BCRA and other financial insitutions	829,574	687,495	311,276
Corporate bonds issued	1,839,184	2,055,599	1,644,356
Current income tax liabilities	884,250	1,469,886	231,640
Provisions	3,268,894	2,127,857	2,003,399
Deferred income tax liabilites	514,787	505,078	856,326
Other non-financial liabilities	7,492,249	7,741,277	6,218,958

Total Liabilities	192,104,228	183,043,201	148,823,627

Total Stockholders’ equity	31,645,338	30,094,865	19,538,595

Equity investments	524,877	308,031	279,450

Total liabilities + stockholders’ equity	224,274,443	213,446,097	168,641,672

(*)	Includes balances related to overnight operations celebrated with foreign correspondent banks

BBVA Banco Francés S.A. and subsidiaries

INCOME STATEMENT (in thousands of pesos)

Communication “A” 6114

	03-31-03	12-31-17	03-31-17
Financial income	7,914,035	6,279,947	5,296,190
Interest on loans to the financial sector	246,176	227,912	139,247
Interest on overdraft	917,500	896,504	769,018
Interest on documents	865,226	749,754	463,665
Interest on mortgages loans	142,561	113,303	87,054
Interest on car secured loans	316,562	267,971	195,269
Interest on credit card loans	1,671,465	1,510,119	1,465,047
Interest on financial leases	124,947	102,154	97,430
Interest on personal loans	1,355,898	1,206,194	822,971
Interest on other loans	651,892	564,288	448,378
From other banking receivables from financial intermediation	1,822	2,547	548
Interest on Government Guaranteed Loans Decree 1387/01	—	—	1,081
Income from Securities and Short Term Investments	1,005,015	212,482	501,744
CER adjustment	44,416	96,200	95,932
UVA adjustment	287,997	92,247	4,353
Other	282,558	238,272	204,453
Financial expenses	(2,808,837)	(2,134,194)	(1,711,106)
Interest on Current Account Deposits	(288,583)	(227,419)	(14,811)
Interest on Saving Account Deposits	(10,820)	(10,310)	(7,760)
Interest on Time Deposits	(2,074,916)	(1,697,659)	(1,533,688)
Interest on interfinancing received loans	(6,892)	(4,319)	(8,848)
Interest on other financing from the financial institutions	(10,001)	(2,285)	(25)
Interest on other liabilites from financial intermediation	(233,765)	(130,112)	(120,992)
Other interest	(40)	(67)	(422)
UVA adjustment	(158,404)	(12,062)	(1,915)
Other	(25,416)	(49,961)	(22,645)
Net income from services	679,719	638,005	555,009
Net operating income	2,222,207	1,892,740	1,862,959
Net income from measurement of financial instruments at fail value thr	309,176	827,170	130,666
Result from assets at amortised cost	1,367	—	—
Foreign exchange difference	695,250	727,711	305,895
Other operating income	1,742,608	646,850	1,806,624
Provision for loan losses	(526,194)	(308,991)	(380,226)
Operating income	(5,818,133)	(4,734,803)	(5,268,476)
Personnel expenses	(1,957,189)	(2,005,951)	(1,559,287)
Administrative expenses	(1,508,192)	(1,369,329)	(1,231,009)
Depreciations and amortizations	(168,821)	(150,659)	(97,641)
Depreciation on Intangible assets	(30,221)	(31,274)	(24,827)
Other operating expenses	(2,153,710)	(1,177,590)	(2,355,712)
Income from associates and joint ventures	39,877	52,077	72,856
Net income before income tax from continuing operations	2,228,868	1,993,772	807,432
Income tax from continuing operations	(662,724)	(78,771)	(243,885)
Net income Including non-controlling shareholders	1,566,144	1,915,001	563,547
Net income attributable to non-controlling shareholders	20,846	9,956	8,372
Net income	1,545,298	1,905,045	555,175
Other comprehensive income	5,175	16,213	(6,414)
Total comprehensive net income	1,550,473	1,921,258	548,761

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 1, 2018	By:	/s/ Ernesto Gallardo Jimenez
Name: Ernesto Gallardo Jimenez
Title: Chief Financial Officer